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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*



                             Celgene Corporation
________________________________________________________________________________
                               (Name of Issuer)


                     Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  151020104
        _______________________________________________________________
                                (CUSIP Number)

                              Charles H. Winkler
                         Citadel Limited Partnership
                          225 West Washington Street
                                   Suite 900
                               Chicago, IL 60606
                                 (312) 696-2102
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 24, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 5 Pages

                                 SCHEDULE 13D
-----------------------
 CUSIP NO. 151020104
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Citadel Limited Partnership
          FEIN No.: 36-3754834
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7        Reporting person has voting and dispositive power
                              over 8% Convertible Debentures, shares of Series
                              A Preferred Stock and Warrants which are
                              convertible or exercisable, as the case may be, in
     NUMBER OF                the aggregate, into 709,923 shares of Common Stock
                              as of the date of the filing of this statement.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8        -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9        See item 7 above.
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10       -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          See item 7 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          6.89% as of the date of the filing of this statement. (Based on 9,590,653 shares of Common Stock issued and outstanding as of July 31, 1996, plus the Common Stock issuable upon the conversion and exercise of the securities referred to in item 7 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 2 of 5 Pages

          This Schedule 13D is being filed in order to amend and restate in their entirety any and all prior filings by the reporting person with respect to the securities of the issuer set forth on the cover page hereto. The reporting person desires to disclose in this statement the formula pursuant to which its deemed beneficial ownership of the issuer's common stock may be determined as of any date based on fluctuations in the market price of the issuer's common stock.

ITEM 1. SECURITY AND ISSUER

          This Schedule 13D relates to shares of common stock, par value $.01 per share ("Common Stock"), of Celgene Corporation ("Issuer") that are issuable to Nelson Partners, Ltd., a Bermuda exempted general partnership ("Nelson"), and Olympus Securities, Ltd., a Bermuda corporation ("Olympus"), upon conversion of 8% Convertible Debentures ("Debentures"), upon conversion of Series A Preferred Stock, par value $.01 per share ("Preferred Stock"), and upon exercise of Warrants ("Warrants" and together with the Debentures and Preferred Stock collectively, "Convertible Securities"). The principal executive offices of the Issuer are located at 7 Powder Horn Drive, Warren, New Jersey 07059.

ITEM 2. IDENTITY AND BACKGROUND

          This Schedule 13D is being filed by Citadel Limited Partnership, an Illinois limited partnership ("Citadel"). Citadel's principal business office is located at 225 West Washington Street, 9th Floor, Chicago, Illinois 60606.

          During the last five years, Citadel has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which Citadel either became subject to a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or was found in violation of federal or state securities laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Citadel is the managing general partner of Nelson and the trading manager for Olympus. The funds used for purchases reported herein are from the accounts of Nelson and Olympus. Citadel has no beneficial ownership interest in any of the funds or other property of Nelson or Olympus, except for Citadel's interest as general partner of Nelson.

          Nelson and Olympus acquired an aggregate of $2,250,000 of Debentures pursuant to Subscription Agreements between each of Nelson and Olympus and the Issuer dated as of July 28, 1995 ("Debenture Closing Date"). Nelson and Olympus acquired an aggregate of $3,000,000 of Preferred Stock pursuant to Subscription Agreements between each of Nelson and Olympus and the Issuer dated as of March 7, 1996 ("Preferred Closing Date"). Nelson and Olympus acquired Warrants in connection with the exercise of certain rights of holders of the Preferred Stock as of August 20, 1996.

ITEM 4. PURPOSE OF TRANSACTION

          The purchases reported herein were made as an investment. Citadel may, in the future, recommend or make additional purchases or sales of Convertible Securities and/or Common Stock on behalf of Nelson or Olympus.

          Citadel has no present plans or proposals which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of
Item 4 of Rule 13D-101 of the Securities and Exchange Commission. However, Citadel reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) By reason of its serving as managing general partner of Nelson and trading manager of Olympus, Citadel may be deemed to be the indirect beneficial owner of the Convertible Securities and the shares of Common Stock into which the Convertible Securities are convertible or exercisable, as the case may be. As of the date of the filing of this statement, Nelson and Olympus collectively owned Debentures for which they originally paid $2,250,000 ("Debenture Stated Value"), Preferred Stock for which they originally paid $3,000,000 ("Preferred Stated Value") and Warrants exercisable into 26,088 shares of Common Stock.

               As of any date ("Conversion Date") all or a portion of the Debentures may be converted into the number of shares of Common Stock determined by dividing the Debenture Stated Value of such securities (plus an amount equal to 8% interest on the Debenture Stated Value of such securities from the Debenture Closing Date) by a conversion price ("Debenture Conversion Price"). The Debenture Conversion Price is equal to the lesser of (i) $8.00 and (ii) 85% of the average closing bid price (as reported by NASDAQ or such other market or exchange as the Common Stock is then traded) of the Issuer's Common Stock for the five trading days immediately preceding the Conversion Date.

               As a result, if the Company's Common Stock is trading at a price less than $9.41, the Debenture Conversion Price will fluctuate depending upon the closing bid price of the Issuer's Common Stock.

                                                               Page 3 of 5 Pages

               As of any Conversion Date all or a portion of the Preferred Stock may be converted into the number of shares of Common Stock determined by adding (i) the quotient determined by dividing the Preferred Stated Value of such securities by a conversion price ("Preferred Face CP") equal to the lesser of (A) $18.81 and (B) 85% of the average closing price (as reported by NASDAQ or such other market or exchange as the Common Stock is then traded) of the Issuer's Common Stock for the five trading days immediately preceding the Conversion Date and (ii) the quotient determined by dividing an amount equal to 4.9% interest on the Preferred Stated Value of such securities from the Preferred Closing Date by a conversion price ("Preferred Accretion CP") equal to the average closing price (as reported by NASDAQ or such other market or exchange as the Common Stock is then traded) of the Issuer's Common Stock for the 30 calendar days immediately preceding the Conversion Date.

               As a result, (i) if the Company's Common Stock is trading at a price less than $20.90, the Preferred Face CP will fluctuate depending upon the closing trade price of the Issuer's Common Stock, and (ii) the Preferred Accretion CP will fluctuate depending upon the closing trade price of the Issuer's Common Stock.

               As a consequence of the fluctuation in the Debenture Conversion Price, Preferred Face CP and Preferred Accretion CP, the number of shares of Common Stock into which the Convertible Securities may be converted, and consequently the number of shares of such securities which Citadel may be deemed to beneficially own, may fluctuate on a daily basis based solely on the Common Stock's market price and without any action taken by Citadel, Nelson or Olympus.

               As of the date of the filing of this statement, by virtue of its status as the managing general partner of Nelson and the trading manager for Olympus, Citadel may be deemed to be the beneficial owner of 709,923 shares of Common Stock representing 6.89% of the Issuer's Common Stock (based on (i) 9,590,653 shares of Common Stock issued and outstanding as reported by the Issuer as of July 31, 1996 in its most recent Form 10-Q, (ii) a Debenture Conversion Price equal to $7.5863, (iii) a Preferred Face CP of $8.5982 and (iv) a Preferred Accretion CP of $10.5435).

        (b) Citadel has the sole power to vote and the sole power to dispose of the Convertible Securities and the shares of Common Stock into which the Convertible Securities are convertible or exercisable, as the case may be, on behalf of Nelson and Olympus.

        (c) The following transactions with respect to the Issuer's common stock have been effected during the 60-day period ending October 23, 1996:

Transaction Date   Transacting Party      Transaction      Quantity      Price
----------------   -----------------      -----------      --------      -----
10/4/96            Olympus                Sell                5,000      10.25
10/4/96            Nelson                 Sell               10,000      10.25
10/1/96            Olympus                Sell                1,000      10.19
10/1/96            Nelson                 Sell                4,000      10.19
9/16/96            Olympus                Sell                2,000       9.32
9/16/96            Nelson                 Sell               24,000       9.32
9/13/96            Nelson                 Sell                2,500       9.25

        (d) Nelson and Olympus, as the direct beneficial and legal owners of the Convertible Securities, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Convertible Securities and the Common Stock into which the Convertible Securities are convertible or exercisable, as the case may be. However, Citadel, as managing general partner of Nelson and trading manager for Olympus, ultimately has the right to direct such activities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

        Nelson and Olympus have the right to receive any dividends from and the proceeds from the sale of the Convertible Securities held by them. As described in Item 3 above, Citadel is the managing general partner of Nelson and the trading manager for Olympus. As a result, Citadel has the power to vote and dispose of the Convertible Securities and the Common Stock into which the Convertible Securities are convertible or exercisable, as the case may be, held by Nelson and Olympus.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        No exhibits are required to be filed as part of this Schedule 13D.

                                                               Page 4 of 5 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 25, 1996                 Citadel Limited Partnership

                                       By:   GLB Partners, L.P.,
                                             its general partner

                                       By:   Citadel Investment Group, L.L.C.,
                                             its general partner

                                       By:   /s/ Kenneth C. Griffin,
                                             ------------------------
                                             its manager

                                                               Page 5 of 5 Pages